Filed Pursuant to 424(b)(3)
File No. 333-229051

PROSPECTUS SUPPLEMENT NO. 1

To Prospectus dated February 14, 2019

Subscription Rights to Purchase Up to 8,000 Units

Consisting of an Aggregate of Up to 8,000 Shares of Series B Convertible Preferred Stock

and Warrants to Purchase Up to 40,000,000 Shares of Common Stock

at a Subscription Price of $1,000 Per Unit

This Prospectus Supplement No. 1 amends and supplements the prospectus dated February 14, 2019, or the Prospectus, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-229051). This Prospectus Supplement No. 1 is being filed to amend and supplement certain information included in the Prospectus with the information contained in this Prospectus Supplement No. 1.

The Prospectus and this Prospectus Supplement No. 1 relate to our distribution to holders of our common stock and to holders of certain of our outstanding warrants and options, or the Eligible Warrants and Options, at no charge, non-transferable subscription rights to purchase units. Each unit, which we refer to as a Unit, consists of one share of Series B Convertible Preferred Stock and 5,000 warrants, which we refer to as the Warrants. Each Warrant will be exercisable for one share of our common stock. We refer to the offering that is the subject of the Prospectus as the Rights Offering. In the Rights Offering, you will receive one subscription right for each share of common stock or shares of common stock issuable upon exercise of an Eligible Warrant or Option owned at 5:00 p.m., Eastern Time, on February 14, 2019, the record date of the Rights Offering, or the Record Date. The common stock and the Warrants comprising the Units will separate upon the closing of the Rights Offering and will be issued separately but may only be purchased as a Unit, and the Units will not trade as a separate security. The subscription rights will not be tradable.

On February 26, 2019, we determined to decrease the conversion price of the Series B Convertible Preferred Stock from $0.25 to $0.20 and decrease the exercise price of the Warrants from $0.25 per share to $0.20 per share. We also determined to add a trading volume condition to our right to redeem the Warrants and to change the valuation provision in the Warrants in the event we are required to repurchase the Warrants following a Fundamental Transaction, as defined in the Warrants. Please see the “Summary of the Rights Offering” below for greater detail. Accordingly, each subscription right will entitle you to purchase one Unit, which we refer to as the Basic Subscription Right, at a subscription price per Unit of $1,000 per Unit, which we refer to as the Subscription Price. Each share of Series B Convertible Preferred Stock is convertible into a number of shares of our common stock equal to the quotient of the stated value of the Preferred Stock ($1,000) divided by the Conversion Price (initially, $0.20) and each Warrant entitles the holder to purchase one share of common stock at an exercise price of $0.20 per share from the date of issuance through its expiration five (5) years after the date of issuance. If you exercise your Basic Subscription Rights in full, and any portion of the Units remain available under the Rights Offering, you will be entitled to an over-subscription privilege to purchase a portion of the unsubscribed Units at the Subscription Price, subject to proration and ownership limitations, which we refer to as the Over-Subscription Privilege. Each subscription right consists of a Basic Subscription Right and an Over-Subscription Privilege, which we refer to as the Subscription Right.

The Subscription Rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on March 1, 2019, unless the Rights Offering is extended or earlier terminated by the Company. We may extend the Rights Offering for additional periods in our sole discretion. Once made, all exercises of Subscription Rights are irrevocable.

Our senior management and directors have informed us that they plan on exercising a portion of their Subscription Rights in the Rights Offering.

We have not entered into any standby purchase agreement or other similar arrangement in connection with the Rights Offering. The Rights Offering is being conducted on a best-efforts basis and there is no minimum amount of proceeds necessary to be received in order for us to close the Rights Offering.

We have engaged Maxim Group LLC and Ascendiant Capital Markets LLC to act as co-dealer-managers in the Rights Offering.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 of the Prospectus. You should carefully consider these risk factors, as well as the information contained in the Prospectus and this Prospectus Supplement No 1.

American Stock Transfer & Trust Company, LLC is serving as the Subscription Agent and Morrow Sodali LLC is serving as the Information Agent for the Rights Offering. The Subscription Agent will hold the funds we receive from subscribers until we complete, abandon or terminate the Rights Offering. If you want to participate in this Rights Offering and you are the record holder of your shares, we recommend that you submit your subscription documents to the Subscription Agent well before the deadline. If you want to participate in this Rights Offering and you hold shares or participating warrants through your broker, dealer, bank or other nominee, you should promptly contact your broker, dealer, bank or other nominee and submit your subscription documents in accordance with the instructions and within the time period provided by your broker, dealer, bank or other nominee. For a detailed discussion, see “The Rights Offering - The Subscription Rights” in the Prospectus.

Our board of directors reserves the right to terminate the Rights Offering for any reason any time before the closing of the Rights Offering. If we terminate the Rights Offering, all subscription payments received will be returned within 10 business days, without interest or deduction. We expect the Rights Offering to expire on or about March 1, 2019, subject to our right to extend the Rights Offering as described above, and that we would close on subscriptions within five business days of such date.

Our common stock is listed on the NYSE American, under the symbol “HEB.” On February 25, 2019, the last reported sale price of our common stock was $0.21 per share. There is no public trading market for the Preferred Stock or the Warrants and we do not intend to list them for trading on the NYSE American or any other securities exchange or market. The Subscription Rights are non-transferrable and will not be listed for trading on the NYSE American or any other securities exchange or market. You are urged to obtain a current price quote for our common stock before exercising your Subscription Rights.

	Per Unit	Total(2)
Subscription price	$1,000	$8,000,000
Dealer-Manager fees and expenses (1)	$70	$560,000
Proceeds to us, before expenses	$930	$7,440,000

(1) In connection with this Rights Offering, we have agreed to pay to Maxim Group LLC and Ascendiant Capital Markets LLC as the co-dealer-managers an aggregate cash fee equal to 7.0% of the gross proceeds received by us directly from exercises of the Subscription Rights. We have also agreed to pay to Maxim Group LLC a non-accountable expense allowance up to $40,000 and an accountable expense allowance of $20,000 (advance previously). See “Plan of Distribution.”

(2) Assumes the Rights Offering is fully subscribed, but excludes proceeds from the exercise of Warrants included within the Units.

Our board of directors is making no recommendation regarding your exercise of the Subscription Rights. You should carefully consider whether to exercise your Subscription Rights before the expiration date. You may not revoke or revise any exercises of Subscription Rights once made.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

Co-Dealer-Managers
Maxim Group LLC	Ascendiant Capital Markets LLC

The date of this Prospectus Supplement is February 26, 2019

This Prospectus Supplement No. 1 amends and supplements the Prospectus to reflect a decrease in the conversion price of the Series B Convertible Preferred Stock from $0.25 to $0.20, a decrease the exercise price of the Warrants From $0.25 per share to $0.20 per share, an increase to the number of Warrants contained in a Unit from 4,000 to 5,000, as well as adding a trading volume condition to our right to redeem the Warrants and changing the valuation provision in the Warrants in the event we are required to repurchase the Warrants following a Fundamental Transaction. In addition, this Prospectus Supplement No. 1 corrects the disclosure in the Prospectus regarding the Company’s option to force conversion of the then outstanding shares of Series B Convertible Preferred Stock such that the Company will only have the option to force conversion of the Series B Convertible Preferred Stock at any time on or after the second anniversary of the closing of the Rights Offering (subject to certain conditions) and not after the first anniversary. Please see the “Summary of the Rights Offering” below for greater detail. All references in the prospectus to the Series B Preferred Stock conversion price of $0.25 per share are hereby amended to $0.20 per share. All references to the 4,000 Warrants per Unit are hereby amended to reflect the 5,000 Warrants per Unit offered hereby. All references to the aggregate amount of Warrants to purchase up to 32,000,000 shares of common stock are hereby amended to Warrants to purchase up to 40,000,000 shares of common stock. All references to the Warrant exercise price of $0.25 per share are hereby amended to $0.20 per share. All references to the Warrant redemption price of $0.75 per Warrant are hereby amended to $0.60 per Warrant. All references to the Company’s option to convert the then outstanding Series B Convertible Preferred Stock at any time on or after the first anniversary of the closing of the Rights Offering, subject to certain conditions, are hereby amended to any time on or after the second anniversary of the closing of the Rights Offering, subject to certain conditions. The sections of the Prospectus entitled “Summary of the Rights Offering” and “Dilution” are hereby replaced by the following new Summary of the Rights Offering and Dilution sections (which reflect the changes noted above).

This Prospectus Supplement No. 1 should be read in conjunction with and is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus.

Summary of the Rights Offering

Securities to be Offered	We are distributing to you, at no charge, one non-transferable Subscription Right to purchase one Unit for every share of our common stock (or share of common stock issuable upon exercise of participating warrants and options) that you owned on the Record Date. Each Unit consists of one share of our Preferred Stock and 5,000 Warrants. The Units will separate upon the closing of the Rights Offering and the Preferred Stock and Warrants will be issued separately, however, they may only be purchased as a Unit, and the Unit will not trade as a separate security.

Size of Offering	8,000 Units.

Subscription Price	$1,000 per Unit.

Series B Convertible Preferred Stock	Each share of Preferred Stock will be convertible, at our option at any time on or after the second anniversary of the closing of the Rights Offering, subject to certain conditions, or at the option of the holder at any time, into the number of shares of our common stock determined by dividing the $1,000 stated value per share of the Preferred Stock by a conversion price of $0.20 per share, subject to adjustment. The Preferred Stock has certain conversion rights and dividend rights. There is no public trading market for the Preferred Stock and we do not intend to list the Preferred Stock for trading on the NYSE American or any other securities exchange or market.

Warrants	Each Warrant entitles the holder to purchase one share of our common stock at an exercise price of $0.20 per share, subject to adjustment, from the date of issuance through its expiration five years from the date of issuance. The Warrants will be exercisable for cash, or, during any period when a registration statement for the exercise of the Warrants is not in effect, on a cashless basis at any time and from time to time after the date of issuance. Additionally, at the option of the holder, on any trading day after 60 days after the closing date of this offering, holders shall be permitted to exercise the Warrants, without any cash payment, for an aggregate number of warrant shares equal to the product of (i) the aggregate number of warrant shares that would be issuable upon exercise of the warrants if such exercise were by means of a cash exercise and (ii) 0.70. There is no public trading market for the Warrants and we do not intend to list them for trading on the NYSE American or any other securities exchange or market. We may redeem the Warrants for $0.01 per Warrant if the Volume Weighted Average Price (as defined in the Warrant) for our common stock is above $0.70 per share for ten consecutive trading days and the dollar trading volume for each trading day during such period exceeds $1,000,000 per trading day, provided that we may not do so prior to the first anniversary of closing of the Rights Offering.

Record Date	5:00 p.m., Eastern Time, February 14, 2019.

Basic Subscription Rights	Your Basic Subscription Right will entitle you to purchase one Unit at the Subscription Price. You may exercise your basic subscription privilege for some or all of your rights, or you may choose not to exercise your rights. If you choose to exercise your rights, there is no minimum number of Units you must purchase. We are distributing Basic Subscription Rights to purchase an aggregate of 69,194,160 Units, but are only selling 8,000 Units in the Rights Offering. In the event that the Rights Offering is over-subscribed, rights holders will be entitled to their pro rata portion of the Units.

Over-Subscription Privilege	If you exercise your Basic Subscription Rights in full, you may also choose to exercise an over-subscription privilege to purchase a portion of any Units that are not purchased by our other stockholders or warrant holders through the exercise of their Basic Subscription Rights, subject to proration and stock ownership limitations described elsewhere in this prospectus. The subscription agent will return any excess payments by mail without interest or deduction promptly after expiration of the subscription period.

Expiration Date	The Subscription Rights will expire at 5:00 p.m., Eastern Time, on March 1, 2019.

Procedure for Exercising Subscription Rights

To exercise your Subscription Rights, you must take the following steps:

If you are a record holder of our common stock or participating warrants or options as of the Record Date, you must deliver payment and a properly completed Rights Certificate to the Subscription Agent to be received before 5:00 p.m., Eastern Time, on March 1, 2019. You may deliver the documents and payments by first class mail or courier service. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If as of the Record Date you are a beneficial owner of shares or participating warrants that are registered in the name of a broker, dealer, bank or other nominee, you should instruct your broker, dealer, bank or other nominee to exercise your Subscription Rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., Eastern Time, on March 1, 2019.

Payment Adjustments	If you send a payment that is insufficient to purchase the number of Units requested, or if the number of Units requested is not specified in the rights certificate, the payment received will be applied to exercise subscription rights to the extent of the payment. If the payment exceeds the amount necessary for the full exercise of your subscription rights, including any over-subscription privilege exercised and permitted, the excess will be returned to you promptly in cash. You will not receive interest or a deduction on any payments refunded to you under the Rights Offering.

Delivery of Shares and Warrants	As soon as practicable after the expiration of the Rights Offering, and within five business days thereof, we expect to close on subscriptions and for the Subscription Agent to arrange for the issuance of the shares of Preferred Stock and Warrants purchased pursuant to the Rights Offering. All shares and Warrants that are purchased in the Rights Offering will be issued in book-entry, or uncertificated, form meaning that you will receive a direct registration, or DRS, account statement from our transfer agent reflecting ownership of these securities if you are a holder of record. If you hold your shares or participating warrants in the name of a bank, broker, dealer, or other nominee, DTC will credit your account with your nominee with the securities you purchased in the Rights Offering.

Non-transferability of Subscription Rights	The Subscription Rights may not be sold, transferred, assigned or given away to anyone. The Subscription Rights will not be listed for trading on any stock exchange or market.

Transferability of Warrants	The Warrants will be separately transferable following their issuance and through their expiration five years from the date of issuance.

No Board Recommendation	Our board of directors is not making a recommendation regarding your exercise of the Subscription Rights. You are urged to make your decision to invest based on your own assessment of our business and financial condition, our prospects for the future, the terms of the Rights Offering, the information in this prospectus and other information relevant to your circumstances. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our securities.

No Revocation	All exercises of Subscription Rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your Subscription Rights.

Use of Proceeds	Assuming the exercise of Subscription Rights to purchase all Units of the Rights Offering, after deducting fees and expenses and excluding any proceeds received upon exercise of any Warrants, we estimate the net proceeds of the Rights Offering will be approximately $7.19 million. We intend to use the net proceeds from the exercise of Subscription Rights to repay a convertible promissory note, for advancing upcoming clinical trials, for general corporate purposes and to fund ongoing operations and expansion of our business. See “Use of Proceeds.”

Material U.S. Federal Income Tax Consequences	For U.S. federal income tax purposes, we do not believe you should recognize income or loss upon receipt or exercise of a Subscription Right. You should consult your own tax advisor as to the tax consequences of the Rights Offering in light of your particular circumstances. See “Material U.S. Federal Income Tax Consequences.”

Extension, Termination and Amendment	Although we do not presently intend to do so, we may extend the Rights Offering for additional time in our sole discretion for any reason for up to an additional 45 days. For example, we may decide that changes in the market price of our common stock warrant an extension, or we may decide that the degree of stockholder participation in the Rights Offering is less than the level we desire. In the event that we decide to extend the Rights Offering and you have already exercised your Subscription Rights, your subscription payment will remain with the Subscription Agent until such time as the Rights Offering closes or is terminated. Our board of directors may for any reason terminate the Rights Offering at any time before the completion of the Rights Offering. In the event the Rights Offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable. We also reserve the right to amend or modify the terms of the Rights Offering, as appropriate.

Subscription and Information Agents	American Stock Transfer & Trust Company, LLC will serve as the Subscription Agent and Morrow Sodali LLC will serve as the Information Agent.

Questions	If you have any questions about the Rights Offering, please contact the Subscription Agent.

Market for Common Stock	Our common stock is listed on the NYSE American under the symbol “HEB.”

Dealer-Managers	Maxim Group LLC and Ascendiant Capital Markets LLC will act as co-dealer-managers for the Rights Offering.

DILUTION

Purchasers of our common stock, which is issuable upon conversion of the Series B Convertible Preferred Stock and upon exercise of the warrants contained in the units, will experience an immediate dilution of the net tangible book value per share of our common stock. Our net tangible book value as of September 30, 2018 was approximately $5.56 million, or $0.12 per share of our common stock (based upon 47,957,884 shares of our common stock outstanding). Net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the number of shares of our outstanding common stock.

Dilution per share of common stock equals the difference between the subscription price per unit paid by purchasers in the rights offering (ascribing no value to the warrants contained in the units) and the net tangible book value per share of our common stock immediately after the rights offering.

Based on the sale by us in this rights offering of a maximum of 8,000 units (consisting of 8,000 shares of Series B Convertible Preferred Stock, convertible into the number of shares of our common stock determined by dividing the $1,000 stated value per share of the Series B Convertible Preferred Stock by a conversion price of $0.20 per share, and warrants to purchase an aggregate of 40,000,000 shares of common stock upon exercise), at the subscription price of $1,000 per unit, and after deducting estimated offering expenses and dealer-manager fees and expenses payable by us and assuming no exercise of the warrants, our pro forma net tangible book value as of September 30, 2018 would have been approximately $12.75 million, or $0.14 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $0.02 per share and an immediate dilution to purchasers in the rights offering of $0.06 per share. The following table illustrates this per-share dilution:

Subscription Price	$1,000
Net tangible book value per share as of September 30, 2018	$0.12
Increase in net tangible book value per share attributable to Rights Offering	$0.02
Pro forma net tangible book value per share as of September 30, 2018, after giving effect to rights offering	$0.14
Dilution in net tangible book value per share to purchasers in the rights offering	$0.06

The information above is as of September 30, 2018 and excludes:

●	6,530,328 shares of our common stock issuable upon the exercise of stock options, with a weighted-average exercise price of $0.82 per share;
●	14,335,298 shares of our common stock issuable upon the exercise of outstanding warrants, with a weighted-average exercise price of $0.49 per share;
●	10,566,667shares of our common stock issuable upon conversion or redemption of a $3.17 million principle amount convertible note, with a conversion price, subject to adjustment, of $0.30 per share;
●	5,810,716 other shares of our common stock reserved for future issuance under our 2018 Equity Incentive Plan.

PROSPECTUS SUPPLEMENT NO. 1

Subscription Rights to Purchase Up to 8,000 Units

Consisting of an Aggregate of Up to

8,000 Shares of Series B Convertible Preferred Stock and

Warrants to Purchase Up to 40,000,000 Shares of Common Stock

at a Subscription Price of $1,000 Per Unit

Co-Dealer-Managers
Maxim Group LLC	Ascendiant Capital Markets LLC

February 26, 2019